UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2019

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-229697) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2019

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

MUFG Bank, Ltd.

MUFG Bank Increases Shareholdings in

Bank Danamon and Bank BNP

Jakarta/Tokyo, April 29, 2019 — MUFG’s core banking subsidiary MUFG Bank announced today that according to the previously announced merger plan, its shareholding in PT Bank Danamon Indonesia, Tbk. (“Bank Danamon”) has increased from 40.0% to 94.0%, as part of Step3 of the proposed transaction outlined in its announcement on December 26, 2017[1]. In addition, its shareholding in PT Bank Nusantara Parahyangan Tbk. (“Bank BNP”), in which MUFG’s consolidated subsidiary ACOM CO., LTD. (“ACOM”)[2] holds a 67.6% stake, has increased from 7.9% to 99.9%.

Consequently, Bank Danamon and Bank BNP have become consolidated subsidiaries of MUFG and MUFG Bank. Bank BNP and Bank Danamon will complete the legal merger on May 1, 2019.

For further details of the overall transaction please refer to our announcement dated December 26, 2017[1].

MUFG and MUFG Bank have strengthened their commercial banking business through the establishment of business platforms across Southeast Asia via strategic investments and other measures. Upon completion of the merger, MUFG will drive further collaboration and synergies with Bank Danamon (as the surviving bank post-merger) and other partner banks. MUFG will provide clients with comprehensive financial services in Indonesia, and contribute to the growth of Indonesian economy.

1.	Outline of the Transaction

(1) Details of the Transaction[3]

	Bank Danamon	Bank BNP
Number of shares acquired	5,174,089,400	736,578,439
Investment portion	54.0%	92.1%
Acquisition price	IDR 9,590 per share (USD 0.68)	IDR 4,088 per share (USD 0.29)
Total acquisition amount	IDR 49.620 trillion (USD 3,506 million)	IDR 3.011 trillion (USD 213 million)

(2) Outline of the Merger

This will be an absorption-type merger in which Bank Danamon will be the surviving bank and Bank BNP will be the absorbed bank. It is expected to be effective on May 1, 2019. In this transaction, MUFG Bank will receive 188,908,053 ordinary shares of Bank Danamon in exchange for Bank BNP shares, which MUFG Bank owns. After the Merger, MUFG Bank will hold 9,196,854,799 ordinary shares of Bank Danamon, which is equivalent to a 94.1% stake.

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2.	Post-merger Overview of Bank Danamon[4]

Name	PT Bank Danamon Indonesia, Tbk.
Established	1956
Total assets	USD 13.8 billion
Total loans	USD 9.9 billion
Total deposits	USD 8.1 billion
Shareholders	MUFG Bank 94.1%[5], other shareholders 5.9%
Rating	Moody’s: Baa2, Fitch: BBB, Pefindo: AAA
Locations	Approximately 1,200
Employees	33,857

Notes:

[1]	https://www.mufg.jp/dam/pressrelease/2017/pdf/pressrelease-20171226-001_en.pdf
[2]	Based on Japanese Accounting Standards
[3]	1 USD = 14,154 IDR
[4]	As of the end of December, 2018. 1 USD = 14,154IDR. Financial figures based on a simple sum of the financials of both banks
[5]	Including shares which MUFG Bank indirectly acquired

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Cautionary Statement Regarding MUFG Bank’s Forward-Looking Statements

This communication contains forward-looking statements. We use words such as expects, intends, and similar expressions to identify forward-looking statements. Actual results could differ materially from those projected or forecast in the forward-looking statements. MUFG Bank assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with over 1,800 locations in more than 50 countries. The Group has over 150,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

Press contact:

Kana Nagamitsu

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

MUFG Bank, Ltd.

T +81-3-5218-1815

E kana_nagamitsu@mufg.jp

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